SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10-C

                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM
                  FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                              OR 15d-17 THEREUNDER

                            MILGRAY ELECTRONICS, INC.
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               (Exact name of issuer as specified in its charter)

                77 Schmitt Boulevard, Farmingdale, New York 11735
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                    (Address of principal executive offices)

         Issuer's telephone number, including area code  (516) 420-9800
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                   I.   CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.   Title of security Common stock, par value 25 cents per share
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2.   Number of shares outstanding before the change 3,386,588 outstanding shares
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     plus 43,726 treasury shares
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3.   Number of shares outstanding after the change 6,773,176 outstanding shares
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     plus 43,726 treasury shares
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4.   Effective date of change October 19, 1995
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5.   Method of change:   Specify method (such as merger, acquisition, exchange,
                         distribution, stock split, reverse split, acquisition
                         of stock for treasury, etc.)
     2 for 1 stock split effected in the form of a 100% stock dividend
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Give brief description of transaction On July 19, 1995, the Board of Directors
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of the Issuer declared a 2 for 1 stock split to be effected in the form of a
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100% stock dividend of one share of the Issuer's common stock, par value 25
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cents per share, for each such share held of record on September 28, 1995,
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payable on October 19, 1995.
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                          II.  CHANGE IN NAME OF ISSUER

Not applicable.



Date  October  13, 1995                               /s/ John Tortorici
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                                                     John Tortorici,
                                                       Vice President-Finance